Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Period Ended March 31, 2023
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2023

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the period ended March 31,
($ millions, except per share amounts)

		Three Months Ended
	Notes	2023	2022 (1)

Revenues	1
Gross Sales		12,858	17,383
Less: Royalties		596	1,185
		12,262	16,198
Expenses	1
Purchased Product		5,792	7,484
Transportation and Blending		2,853	2,973
Operating		1,552	1,287
(Gain) Loss on Risk Management	23	(6)	1,285
Depreciation, Depletion and Amortization	10,11	1,105	1,030
Exploration Expense		4	16
(Income) Loss From Equity-Accounted Affiliates	12	(6)	(4)
General and Administrative		158	199
Finance Costs	5	194	229
Interest Income		(33)	(15)
Integration and Transaction Costs	4	20	24
Foreign Exchange (Gain) Loss, Net	6	(7)	(102)
Revaluation (Gain) Loss	4	33	—
Re-measurement of Contingent Payments	16	17	236
(Gain) Loss on Divestiture of Assets		(1)	(242)
Other (Income) Loss, Net		(6)	(370)
Earnings (Loss) Before Income Tax		593	2,168
Income Tax Expense (Recovery)	7	(43)	543
Net Earnings (Loss)		636	1,625

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.33	0.81
Diluted		0.32	0.79

(1)See Note 3 for revisions to prior period results.
See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the period ended March 31,
($ millions)

		Three Months Ended
	Notes	2023	2022

Net Earnings (Loss)		636	1,625
Other Comprehensive Income (Loss), Net of Tax	20
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		(3)	30
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(19)	(150)
Total Other Comprehensive Income (Loss), Net of Tax		(22)	(120)
Comprehensive Income (Loss)		614	1,505

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	March 31, 2023	December 31, 2022

Assets
Current Assets
Cash and Cash Equivalents		2,049	4,524
Accounts Receivable and Accrued Revenues		3,429	3,473
Income Tax Receivable		258	121
Inventories		4,263	4,312
Total Current Assets		9,999	12,430
Restricted Cash	17	212	209
Exploration and Evaluation Assets, Net	1,9	765	685
Property, Plant and Equipment, Net	1,10	36,832	36,499
Right-of-Use Assets, Net	1,11	1,823	1,845
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	12	357	365
Other Assets	13	307	342
Deferred Income Taxes		757	546
Goodwill	1	2,923	2,923
Total Assets		54,000	55,869

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,427	6,124
Income Tax Payable		71	1,211
Short-Term Borrowings	14	—	115
Lease Liabilities	15	299	308
Contingent Payments	16	321	263
Total Current Liabilities		6,118	8,021
Long-Term Debt	14	8,681	8,691
Lease Liabilities	15	2,516	2,528
Contingent Payments	16	73	156
Decommissioning Liabilities	17	3,604	3,559
Other Liabilities	18	921	1,042
Deferred Income Taxes		4,122	4,283
Total Liabilities		26,035	28,280
Shareholders’ Equity		27,952	27,576
Non-Controlling Interest		13	13
Total Liabilities and Equity		54,000	55,869

Commitments and Contingencies	26

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 19)	(Note 19)	(Note 19)			(Note 20)

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	1,625	—	1,625	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(120)	(120)	—
Total Comprehensive Income (Loss)	—	—	—	—	1,625	(120)	1,505	—
Common Shares Issued Under Stock Option Plans	54	—	—	(10)	—	—	44	—
Purchase of Common Shares Under NCIBs (2)	(210)	—	—	(256)	—	—	(466)	—
Warrants Exercised	14	—	(5)	—	—	—	9	—
Stock-Based Compensation Expense	—	—	—	4	—	—	4	—
Base Dividends on Common Shares	—	—	—	—	(69)	—	(69)	—
Dividends on Preferred Shares	—	—	—	—	(9)	—	(9)	—
As at March 31, 2022	16,874	519	210	4,022	2,425	564	24,614	12

As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	636	—	636	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(22)	(22)	—
Total Comprehensive Income (Loss)	—	—	—	—	636	(22)	614	—
Common Shares Issued Under Stock Option Plans	6	—	—	(2)	—	—	4	—
Purchase of Common Shares Under NCIBs	(13)	—	—	(27)	—	—	(40)	—
Warrants Exercised	4	—	(1)	—	—	—	3	—
Stock-Based Compensation Expense	—	—	—	4	—	—	4	—
Base Dividends on Common Shares	—	—	—	—	(200)	—	(200)	—
Dividends on Preferred Shares	—	—	—	—	(9)	—	(9)	—
As at March 31, 2023	16,317	519	183	2,666	6,819	1,448	27,952	13

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bids (“NCIBs”).
See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the period ended March 31,
($ millions)

		Three Months Ended
	Notes	2023	2022
Operating Activities
Net Earnings (Loss)		636	1,625
Depreciation, Depletion and Amortization	10,11	1,105	1,030
Deferred Income Tax Expense (Recovery)	7	(370)	118
Unrealized (Gain) Loss on Risk Management	23	(30)	311
Unrealized Foreign Exchange (Gain) Loss	6	14	(139)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	26
Revaluation (Gain) Loss	4	33	—
Re-measurement of Contingent Payments, Net of Cash Paid		17	76
(Gain) Loss on Divestiture of Assets		(1)	(242)
Unwinding of Discount on Decommissioning Liabilities	17	55	44
(Income) Loss From Equity-Accounted Affiliates	12	(6)	(4)
Distributions Received From Equity-Accounted Affiliates	12	23	17
Other		(81)	(279)
Settlement of Decommissioning Liabilities	17	(48)	(19)
Net Change in Non-Cash Working Capital	25	(1,633)	(1,199)
Cash From (Used in) Operating Activities		(286)	1,365

Investing Activities
Acquisitions, Net of Cash Acquired	4	(465)	—
Capital Investment	9,10	(1,101)	(746)
Proceeds From Divestitures		8	950
Net Change in Investments and Other		(13)	(126)
Net Change in Non-Cash Working Capital	25	(184)	259
Cash From (Used in) Investing Activities		(1,755)	337

Net Cash Provided (Used) Before Financing Activities		(2,041)	1,702

Financing Activities	25
Net Issuance (Repayment) of Short-Term Borrowings		(115)	(16)
(Repayment) of Long-Term Debt		—	(510)
Principal Repayment of Leases	15	(70)	(75)
Common Shares Issued Under Stock Option Plans		4	44
Purchase of Common Shares Under NCIBs	19	(40)	(466)
Proceeds From Exercise of Warrants		3	10
Base Dividends Paid on Common Shares	8	(200)	(69)
Dividends Paid on Preferred Shares	8	(18)	(9)
Other		1	(2)
Cash From (Used in) Financing Activities		(435)	(1,093)

Effect of Foreign Exchange on Cash and Cash Equivalents		1	(83)
Increase (Decrease) in Cash and Cash Equivalents		(2,475)	526
Cash and Cash Equivalents, Beginning of Period		4,524	2,873
Cash and Cash Equivalents, End of Period		2,049	3,399

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production in the Canadian Manufacturing segment and sold to the Oil Sands segment, and unrealized profits in inventory. Eliminations are recorded based on current market prices.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
In December 2022, Management elected to aggregate the commercial fuels business and the historical retail fuels business with the Canadian Manufacturing segment. The marketing operations of the Canadian Manufacturing segment have similar products and services, customer types, distribution methods and operate in the same regulatory environment as the commercial fuels business. Prior period results have been re-presented, see Note 3.
The following tabular financial information presents segmented information first by segment, then by product and geographic location.
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2023	2022 (1)	2023	2022	2023	2022	2023	2022 (1)
Revenues
Gross Sales	5,911	9,218	1,031	1,112	473	567	7,415	10,897
Less: Royalties	516	1,082	54	71	26	32	596	1,185
	5,395	8,136	977	1,041	447	535	6,819	9,712
Expenses
Purchased Product	559	1,212	510	606	—	—	1,069	1,818
Transportation and Blending	2,941	3,156	48	34	5	4	2,994	3,194
Operating	737	702	150	134	142	73	1,029	909
Realized (Gain) Loss on Risk Management	8	867	8	4	—	—	16	871
Operating Margin	1,150	2,199	261	263	300	458	1,711	2,920
Unrealized (Gain) Loss on Risk Management	(34)	266	(20)	—	—	—	(54)	266
Depreciation, Depletion and Amortization	715	635	95	80	128	150	938	865
Exploration Expense	2	1	—	—	2	15	4	16
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(6)	(4)	(6)	(4)
Segment Income (Loss)	467	1,297	186	183	176	297	829	1,777
(1)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

	Downstream
	Canadian Manufacturing		U.S. Manufacturing		Total
For the three months ended March 31,	2023	2022 (1)	2023	2022	2023	2022 (1)
Revenues
Gross Sales	1,508	1,607	5,860	6,509	7,368	8,116
Less: Royalties	—	—	—	—	—	—
	1,508	1,607	5,860	6,509	7,368	8,116
Expenses
Purchased Product	1,093	1,335	5,129	5,482	6,222	6,817
Transportation and Blending	—	—	—	—	—	—
Operating	152	151	602	494	754	645
Realized (Gain) Loss on Risk Management	—	—	1	110	1	110
Operating Margin	263	121	128	423	391	544
Unrealized (Gain) Loss on Risk Management	—	—	(6)	27	(6)	27
Depreciation, Depletion and Amortization	43	50	103	85	146	135
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	220	71	31	311	251	382

	Corporate and Eliminations		Consolidated
For the three months ended March 31,	2023	2022 (1)	2023	2022 (1)
Revenues
Gross Sales	(1,925)	(1,630)	12,858	17,383
Less: Royalties	—	—	596	1,185
	(1,925)	(1,630)	12,262	16,198
Expenses
Purchased Product	(1,499)	(1,151)	5,792	7,484
Transportation and Blending	(141)	(221)	2,853	2,973
Operating	(231)	(267)	1,552	1,287
Realized (Gain) Loss on Risk Management	7	(7)	24	974
Unrealized (Gain) Loss on Risk Management	30	18	(30)	311
Depreciation, Depletion and Amortization	21	30	1,105	1,030
Exploration Expense	—	—	4	16
(Income) Loss From Equity-Accounted Affiliates	—	—	(6)	(4)
Segment Income (Loss)	(112)	(32)	968	2,127
General and Administrative	158	199	158	199
Finance Costs	194	229	194	229
Interest Income	(33)	(15)	(33)	(15)
Integration and Transaction Costs	20	24	20	24
Foreign Exchange (Gain) Loss, Net	(7)	(102)	(7)	(102)
Revaluation (Gain) Loss	33	—	33	—
Re-measurement of Contingent Payments	17	236	17	236
(Gain) Loss on Divestiture of Assets	(1)	(242)	(1)	(242)
Other (Income) Loss, Net	(6)	(370)	(6)	(370)
	375	(41)	375	(41)
Earnings (Loss) Before Income Tax			593	2,168
Income Tax Expense (Recovery)			(43)	543
Net Earnings (Loss)			636	1,625
(1)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
B) Revenues by Product

For the three months ended March 31,	2023	2022
Upstream
Crude Oil (1)	5,450	8,132
Natural Gas	863	897
NGLs (1)	354	583
Other	152	100
Downstream
Canadian Manufacturing
Synthetic Crude Oil	494	370
Diesel	480	453
Gasoline	111	228
Asphalt	90	84
Other Products and Services	333	472
U.S. Manufacturing
Gasoline	2,660	3,228
Distillates	2,269	2,160
Other Products	931	1,121
Corporate and Eliminations	(1,925)	(1,630)
Consolidated	12,262	16,198
(1)Prior period results have been re-presented. Third-party condensate sales previously included in crude oil have been aggregated with NGLs.
C) Geographical Information

	Revenues (1)
For the three months ended March 31,	2023	2022
Canada	5,874	8,799
United States	6,082	7,026
China	306	373
Consolidated	12,262	16,198
(1)Revenues by country are classified based on where the operations are located.

	Non-Current Assets (1)
	March 31,	December 31,
As at	2023	2022
Canada	35,291	35,194
United States	5,209	4,824
China	1,971	2,064
Indonesia	357	365
Consolidated	42,828	42,447
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
As at	2023	2022	2023	2022	2023	2022
Oil Sands	755	674	24,530	24,657	618	638
Conventional	5	6	2,060	2,020	2	2
Offshore	5	5	2,550	2,549	149	152
Canadian Manufacturing	—	—	2,452	2,466	262	252
U.S. Manufacturing	—	—	4,925	4,482	373	329
Corporate and Eliminations	—	—	315	325	419	472
Consolidated	765	685	36,832	36,499	1,823	1,845

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2023	2022	2023	2022
Oil Sands	2,923	2,923	32,330	32,248
Conventional	—	—	2,230	2,410
Offshore	—	—	3,278	3,339
Canadian Manufacturing	—	—	3,230	3,172
U.S. Manufacturing	—	—	8,668	8,324
Corporate and Eliminations	—	—	4,264	6,376
Consolidated	2,923	2,923	54,000	55,869

E) Capital Expenditures (1)

For the three months ended March 31,	2023	2022
Capital Investment
Oil Sands	635	375
Conventional	141	88
Atlantic	100	53
Total Upstream	876	516

Canadian Manufacturing	27	15
U.S. Manufacturing	194	207
Total Downstream	221	222

Corporate and Eliminations	4	8
	1,101	746
Acquisitions (Note 4)
Oil Sands	2	—
Conventional	2	—
U.S. Manufacturing (2)	336	—
	340	—

Total Capital Expenditures	1,441	746
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre‑existing interest in Toledo of $320 million.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2022, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective April 25, 2023.

3. ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Accounting policies, a list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2022.
Adjustments to the Consolidated Statements of Earnings (Loss) and Segmented Disclosures
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) and segment disclosures was revised.
During the three months ended June 30, 2022, the Company made adjustments to more appropriately reflect the cost of blending at the Lloydminster thermal and Lloydminster conventional heavy oil assets, which resulted in a reclassification of costs between purchased product and transportation and blending in the Oil Sands segment. An associated elimination entry was recorded in the Corporate and Eliminations segment to re-present the change in the value of condensate that was extracted at the Canadian Manufacturing operations and sold back to the Oil Sands segment. As a result, purchased product decreased and transportation and blending increased, with no impact to net earnings (loss), segment income (loss), financial position or cash flows.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. In December 2022, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. Comparative periods have been re-presented to reflect this change, with no impact to net earnings (loss), financial position or cash flows.
The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) and segmented disclosures to the corresponding revised amounts:
Three Months Ended March 31, 2022

Oil Sands Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Purchased Product	1,483	(271)	—	1,212
Transportation and Blending	2,885	271	—	3,156
	4,368	—	—	4,368

Canadian Manufacturing Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	1,044	—	563	1,607
Purchased Product	804	2	529	1,335
Transportation and Blending	2	(2)	—	—
Operating	124	—	27	151
Depreciation, Depletion and Amortization	42	—	8	50
	72	—	(1)	71

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

Retail Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	694	—	(694)	—
Purchased Product	660	—	(660)	—
Operating	27	—	(27)	—
Depreciation, Depletion and Amortization	8	—	(8)	—
	(1)	—	1	—

Corporate and Eliminations Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	(1,761)	—	131	(1,630)
Purchased Product	(1,497)	215	131	(1,151)
Transportation and Blending	(6)	(215)	—	(221)
	(258)	—	—	(258)

Consolidated	Previously Reported	Revision	Segment Aggregation	Revised
Purchased Product	7,538	(54)	—	7,484
Transportation and Blending	2,919	54	—	2,973
	10,457	—	—	10,457

4. ACQUISITIONS
A) BP-Husky Refining LLC
i) Summary of the Acquisition
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in Toledo from BP Products North America Inc. (“BP”), a joint operation (the “Toledo Acquisition”). The Toledo Acquisition provides Cenovus full ownership and operatorship, and further integrates Cenovus’s heavy oil production and refining capabilities. Total consideration for the Toledo Acquisition was US$368 million (C$500 million) in cash, including working capital.
The Toledo Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed
The preliminary purchase price allocation is based on Management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	February 28, 2023
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	69
Accounts Receivable and Accrued Revenues	3
Inventories	453
Property, Plant and Equipment	672
Right-of-Use Assets	33
Other Assets	10
Accounts Payable and Accrued Liabilities	(138)
Lease Liabilities	(33)
Decommissioning Liabilities	(5)
Other Liabilities	(70)
Total Identifiable Net Assets	994
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues is $3 million, all of which is expected to be collectible.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
iii) Goodwill

As at	February 28, 2023
Total Purchase Consideration	500
Fair Value of Pre-Existing 50 Percent Ownership Interest in Toledo	494
Fair Value of Identifiable Net Assets	(994)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in BP-Husky Refining LLC
Prior to the Toledo Acquisition, Toledo was jointly controlled with BP and met the definition of a joint operation under IFRS 11, “Joint Arrangements”; therefore, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Toledo Acquisition, Cenovus controls Toledo, as defined under IFRS 10, “Consolidated Financial Statements”, and, accordingly Toledo has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized as a revaluation (gain) loss in the Consolidated Statements of Earnings (Loss). When a disposition includes a foreign operation, the associated cumulative amount of foreign exchange differences are reclassified to earnings as part of the revaluation (gain) loss.
The acquisition-date fair value of the previously held interest was estimated to be $494 million and the net carrying value of Toledo assets was $539 million. As a result, Cenovus recognized a non-cash revaluation loss of $33 million ($22 million, after tax) on the re-measurement of its existing interest in Toledo to fair value, net of $12 million in associated cumulative foreign exchange differences.
iv) Integration and Transaction Costs
For the three months ended March 31, 2023, integration costs of $15 million and transaction costs of $5 million associated with the Toledo Acquisition were recognized in the Consolidated Statements of Earnings (Loss).
v) Revenue and Profit Contribution
The acquired business contributed revenues of $1 million and net loss of $65 million for the period from February 28, 2023, to March 31, 2023. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The refinery partially restarted in April 2023. If the closing of the Toledo Acquisition had occurred on January 1, 2023, Cenovus’s consolidated pro forma revenues and net earnings for the three months ended March 31, 2023, would have been $12.9 billion and $566 million, respectively. These amounts have been calculated using results from the acquired business, adjusting them for:
•Additional depreciation, depletion and amortization (“DD&A”) that would have been charged assuming the fair value adjustments to PP&E had applied from January 1, 2023.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2023.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would have been obtained if the Toledo Acquisition had actually occurred on January 1, 2023.
B) Sunrise Oil Sands Partnership
On August 31, 2022, Cenovus closed the transaction with BP Canada Energy Group ULC (“BP Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”), previously a joint operation, in northern Alberta (the “Sunrise Acquisition”). It provided Cenovus with full ownership and further enhanced Cenovus’s core strength in the oil sands.
The preliminary purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. The Company will finalize the value of net assets acquired by August 31, 2023, and adjustments to initial estimates, including goodwill, may be required. No adjustments were made to the preliminary purchase price allocation as at March 31, 2023. For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2022.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

5. FINANCE COSTS

For the three months ended March 31,	2023	2022
Interest Expense – Short-Term Borrowings and Long-Term Debt	96	130
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	7
Interest Expense – Lease Liabilities (Note 15)	40	42
Unwinding of Discount on Decommissioning Liabilities (Note 17)	55	44
Other	6	6
	197	229
Capitalized Interest	(3)	—
	194	229
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,	2023	2022
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(5)	(153)
Other	19	14
Unrealized Foreign Exchange (Gain) Loss	14	(139)
Realized Foreign Exchange (Gain) Loss	(21)	37
	(7)	(102)

7. INCOME TAXES
The provision for income taxes is:

For the three months ended March 31,	2023	2022
Current Tax
Canada	258	367
United States	17	20
Asia Pacific	46	38
Other International	6	—
Total Current Tax Expense (Recovery)	327	425
Deferred Tax Expense (Recovery)	(370)	118
	(43)	543
For the three months ended March 31, 2023, Cenovus recorded a current tax expense in all jurisdictions in which the Company operates. The decrease from the prior year is due to lower earnings in the first three months of 2023. In addition, Cenovus recorded a deferred tax recovery of $370 million of which $176 million related to a step-up in the tax basis on the Toledo Acquisition.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the three months ended March 31,	2023	2022
Net Earnings (Loss)	636	1,625
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)
Net Earnings (Loss) – Basic and Diluted	627	1,616

Basic – Weighted Average Number of Shares	1,908	1,990
Dilutive Effect of Warrants	41	43
Dilutive Effect of Net Settlement Rights	7	9
Dilutive Effect of Cenovus Replacement Stock Options	2	—
Diluted – Weighted Average Number of Shares	1,958	2,042

Net Earnings (Loss) Per Common Share – Basic ($)	0.33	0.81
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	0.32	0.79
(1)For the three months ended March 31, 2023, net earnings of $nil (2022 – $18 million), and no common shares (2022 – 2 million), related to the assumed exercise of the Cenovus replacement stock options, were excluded from the calculation of dilutive net earnings (loss) per share as the impact was anti-dilutive.
(2)For the three months ended March 31, 2023, net settlement rights (“NSRs”) of 1 million (2022 – 4 million), were excluded from the calculation of diluted weighted average number of shares as the effect would have been anti-dilutive or the exercise prices exceeded the market price of Cenovus’s common shares.
B) Common Share Dividends

	2023		2022
For the three months ended March 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.105	200	0.035	69
Variable Dividends	—	—	—	—
Total Common Share Dividends Declared and Paid	0.105	200	0.035	69
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On April 25, 2023, the Company’s Board of Directors declared a second quarter base dividend of $0.140 per common share, payable on June 30, 2023, to common shareholders of record as at June 15, 2023.
C) Preferred Share Dividends

For the three months ended March 31,	2023	2022
Series 1 First Preferred Shares	2	2
Series 2 First Preferred Shares	—	—
Series 3 First Preferred Shares	3	3
Series 5 First Preferred Shares	2	2
Series 7 First Preferred Shares	2	2
Total Preferred Share Dividends Declared	9	9
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On April 25, 2023, the Company’s Board of Directors declared second quarter dividends for Cenovus’s preferred shares, payable on June 30, 2023, in the amount of $9 million, to preferred shareholders of record as at June 15, 2023.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2022	685
Additions	81
Exchange Rate Movements and Other	(1)
As at March 31, 2023	765

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Other Assets (1)	Total
COST
As at December 31, 2022	43,528	254	12,132	1,825	57,739
Acquisitions (Note 4) (2)	4	—	672	—	676
Additions	795	9	213	3	1,020
Change in Decommissioning Liabilities	35	—	—	—	35
Divestitures (Note 4) (2)	(17)	—	(634)	(1)	(652)
Exchange Rate Movements and Other	(5)	17	(29)	(2)	(19)
As at March 31, 2023	44,340	280	12,354	1,825	58,799

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2022	14,302	106	5,547	1,285	21,240
Depreciation, Depletion and Amortization	894	4	121	14	1,033
Divestitures (Note 4) (2)	(8)	—	(300)	—	(308)
Exchange Rate Movements and Other	12	13	(23)	—	2
As at March 31, 2023	15,200	123	5,345	1,299	21,967

CARRYING VALUE
As at December 31, 2022	29,226	148	6,585	540	36,499
As at March 31, 2023	29,140	157	7,009	526	36,832
(1)Includes assets within the commercial fuels businesses, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s PP&E was $334 million.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

11. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Other Assets (2)	Total
COST
As at December 31, 2022	599	1,840	174	74	2,687
Acquisitions (Note 4) (3)	1	24	8	—	33
Additions	—	8	—	—	8
Modifications	—	17	—	—	17
Re-measurements	—	2	—	—	2
Divestitures (Note 4) (3)	—	—	(19)	—	(19)
Terminations	(2)	(3)	—	(1)	(6)
As at March 31, 2023	598	1,888	163	73	2,722

ACCUMULATED DEPRECIATION
As at December 31, 2022	127	645	58	12	842
Depreciation	9	54	5	4	72
Divestitures (Note 4) (3)	—	—	(12)	—	(12)
Terminations	(1)	(2)	—	—	(3)
As at March 31, 2023	135	697	51	16	899

CARRYING VALUE
As at December 31, 2022	472	1,195	116	62	1,845
As at March 31, 2023	463	1,191	112	57	1,823
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles and other equipment.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s ROU assets was $7 million.

12. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. The Company also holds the following joint operation in the U.S. Manufacturing segment.
WRB Refining LP
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

For the three months ended March 31,	2023	2022
Revenue	135	66
Expenses	116	64
Net Earnings (Loss)	19	2

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
Balance Sheet

	March 31,	December 31,
As at	2023	2022
Current Assets (1)	250	247
Non-Current Assets	1,920	1,926
Current Liabilities	156	160
Non-Current Liabilities	1,249	1,293
Net Assets	765	720
(1)Includes cash and cash equivalents of $81 million (December 31, 2022 – $64 million).
For the three months ended March 31, 2023, the Company’s share of income from the equity-accounted affiliate was $6 million (2022 – $4 million). As at March 31, 2023, the carrying amount of the Company’s share of net assets was $357 million (December 31, 2022 – $365 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the three months ended March 31, 2023, the Company received $23 million of distributions from HCML (2022 – $17 million) and paid $11 million in contributions (2022 – $8 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Limited holding a 49 percent interest and CK Infrastructure Holdings Limited holding a 16 percent interest in HMLP.
For the three months ended March 31, 2023, HMLP had net earnings of $42 million (2022 – $46 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as set forth in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds of HMLP. For the three months ended March 31, 2023, the Company did not record its share of pre-tax loss relating to HMLP of $4 million (2022 – pre-tax income of $1 million). The carrying value was $nil at March 31, 2023, and at December 31, 2022.
As at March 31, 2023, the Company had $32 million in cumulative unrecognized losses and other comprehensive income (“OCI”), net of tax (2022 – $14 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the three months ended March 31, 2023, the Company received $nil of distributions from HMLP (2022 – $nil) and paid $nil in contributions (2022 – $nil) to HMLP. The net amount of the distributions received and contributions paid is recorded in (income) loss from equity-accounted affiliates in the Oil Sands segment.

13. OTHER ASSETS

	March 31,	December 31,
As at	2023	2022
Intangible Assets	16	19
Private Equity Investments (Note 23)	60	55
Net Investment in Finance Leases	62	62
Long-Term Receivables and Prepaids	82	120
Precious Metals	87	86
	307	342

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

14. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		March 31,	December 31,
As at	Notes	2023	2022
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	115
Total Debt Principal		—	115
i) Uncommitted Demand Facilities
As at March 31, 2023, the Company had uncommitted demand facilities of $1.9 billion (December 31, 2022 – $1.9 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at March 31, 2023, there were outstanding letters of credit aggregating to $461 million (December 31, 2022 – $490 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at March 31, 2023, Cenovus’s proportionate share drawn on the facilities was $nil. As at December 31, 2022, Cenovus’s proportionate share of the capacity was US$225 million and US$85 million (C$115 million) of this capacity was drawn.
B) Long-Term Debt

	March 31,	December 31,
As at	2023	2022
Committed Credit Facility (1)	—	—
U.S. Dollar Denominated Unsecured Notes	6,532	6,537
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	8,532	8,537
Debt Premiums (Discounts), Net, and Transaction Costs	149	154
Long-Term Debt	8,681	8,691
(1) The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
As at March 31, 2023, the Company had in place a committed credit facility that consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at March 31, 2023, no amount was drawn on the credit facility (December 31, 2022 – $nil).
As at March 31, 2023, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
Net Debt to Adjusted EBITDA

	March 31,	December 31,
As at	2023	2022
Short-Term Borrowings	—	115
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	8,681	8,691
Total Debt	8,681	8,806
Less: Cash and Cash Equivalents	(2,049)	(4,524)
Net Debt	6,632	4,282

Net Earnings (Loss)	5,461	6,450
Add (Deduct):
Finance Costs	785	820
Interest Income	(99)	(81)
Income Tax Expense (Recovery)	1,695	2,281
Depreciation, Depletion and Amortization	4,754	4,679
Exploration and Evaluation Asset Write-downs	64	64
(Income) Loss From Equity-Accounted Affiliates	(17)	(15)
Unrealized (Gain) Loss on Risk Management	(467)	(126)
Foreign Exchange (Gain) Loss, Net	438	343
Revaluation (Gain) Loss	(516)	(549)
Re-measurement of Contingent Payments	(57)	162
(Gain) Loss on Divestiture of Assets	(28)	(269)
Other (Income) Loss, Net	(168)	(532)
Adjusted EBITDA (1)	11,845	13,227

Net Debt to Adjusted EBITDA	0.6x	0.3x
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	March 31,	December 31,
As at	2023	2022
Net Debt	6,632	4,282

Cash From (Used in) Operating Activities	9,752	11,403
(Add) Deduct:
Settlement of Decommissioning Liabilities	(179)	(150)
Net Change in Non-Cash Working Capital	141	575
Adjusted Funds Flow (1)	9,790	10,978

Net Debt to Adjusted Funds Flow	0.7x	0.4x
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	March 31,	December 31,
As at	2023	2022
Net Debt	6,632	4,282
Shareholders’ Equity	27,952	27,576
Capitalization	34,584	31,858

Net Debt to Capitalization	19%	13%

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

15. LEASE LIABILITIES

Total
As at December 31, 2022	2,836
Acquisitions (Note 4) (1)	33
Additions	8
Interest Expense (Note 5)	40
Lease Payments	(110)
Modifications	17
Re-measurements	2
Divestitures (Note 4) (1)	(11)
Terminations	(4)
Exchange Rate Movements and Other	4
As at March 31, 2023	2,815
Less: Current Portion	299
Long-Term Portion	2,516
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s lease liabilities was $11 million.
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, commercial fuel assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

16. CONTINGENT PAYMENTS
In connection with the Sunrise Acquisition, Cenovus agreed to make quarterly variable payments, up to $600 million, from SOSP to BP Canada for up to eight quarters subsequent to August 31, 2022, when the average Western Canadian Select (“WCS”) price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum payment possible over the remaining term of the contract is $466 million.
The variable payment will be re-measured at fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments in the Consolidated Statements of Earnings (Loss).
The payment for the quarterly period ended February 28, 2023, was $42 million.

Total
As at December 31, 2022	419
Liabilities Settled or Payable	(42)
Re-measurement	17
As at March 31, 2023	394
Less: Current Portion	321
Long-Term Portion	73

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

17. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, the commercial fuels assets and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

Total
As at December 31, 2022	3,559
Liabilities Incurred	5
Liabilities Acquired (Note 4) (1)	5
Liabilities Settled	(48)
Liabilities Disposed (Note 4) (1)	(4)
Change in Estimated Future Cash Flows	30
Unwinding of Discount on Decommissioning Liabilities (Note 5)	55
Exchange Rate Movements and Other	2
As at March 31, 2023	3,604
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s decommissioning liabilities was $2 million.
As at March 31, 2023, the undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.1 percent (December 31, 2022 – 6.1 percent) and assumes an inflation rate of two percent (December 31, 2022 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at March 31, 2023, the Company had $212 million in restricted cash (December 31, 2022 – $209 million).

18. OTHER LIABILITIES

	March 31,	December 31,
As at	2023	2022
Pension and Other Post-Employment Benefit Plan	218	201
Provision for West White Rose Expansion Project	198	204
Provisions for Onerous and Unfavourable Contracts	87	95
Employee Long-Term Incentives	70	245
Drilling Provisions	31	31
Deferred Revenue	39	45
Other (1)	278	221
	921	1,042
(1)As at March 31, 2023, other liabilities includes a net renewable volume obligation (“RVO”) of $93 million (December 31, 2022 — $101 million). Gross amounts of the RVO and renewable identification numbers asset were $935 million and $842 million, respectively (December 31, 2022 — $1.1 billion and $1.0 billion, respectively).

19. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
B) Issued and Outstanding – Common Shares

	March 31, 2023		December 31, 2022
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,909,190	16,320	2,001,211	17,016
Issued Upon Exercise of Warrants	435	4	9,399	93
Issued Under Stock Option Plans	390	6	11,069	170
Purchase of Common Shares Under NCIBs	(1,566)	(13)	(112,489)	(959)
Outstanding, End of Period	1,908,449	16,317	1,909,190	16,320
As at March 31, 2023, there were 42.3 million (December 31, 2022 – 43.1 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program (the “2023 NCIB”) to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023.
For the three months ended March 31, 2023, the Company purchased and cancelled 1.6 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $25.54 per common share for a total of $40 million. Paid in surplus was reduced by $27 million, representing the excess of the purchase price of the common shares over their average carrying value.
From April 1, 2023, to April 21, 2023, the Company purchased an additional 2.1 million common shares for $51 million. As at April 21, 2023, the Company can further purchase up to 121.5 million common shares under the 2023 NCIB.
D) Issued and Outstanding – Preferred Shares
For the three months ended March 31, 2023, there were no preferred shares issued. As at March 31, 2023, there were 36 million preferred shares outstanding (December 31, 2022 – 36 million), with a carrying value of $519 million (December 31, 2022 – $519 million).

As at March 31, 2023	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.29%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1)The floating-rate dividend was 5.86 percent for the period from December 31, 2022, to March 30, 2023 and is 6.29 percent for the period from March 31, 2023, to June 29, 2023.
E) Issued and Outstanding – Warrants

	March 31, 2023		December 31, 2022
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	55,720	184	65,119	215
Exercised	(435)	(1)	(9,399)	(31)
Outstanding, End of Period	55,285	183	55,720	184
The exercise price of the Cenovus warrants is $6.54 per share.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	42	—	(150)	(108)
Income Tax (Expense) Recovery	(12)	—	—	(12)
As at March 31, 2022	58	27	479	564

As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(4)	—	(31)	(35)
Reclassification on Divestiture (Note 4)	—	—	12	12
Income Tax (Expense) Recovery	1	—	—	1
As at March 31, 2023	96	29	1,323	1,448

21. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
In the first three months of 2023, Cenovus granted PSUs and RSUs to certain employees under its new Performance Share Unit Plan for Local Employees in the Asia Pacific Region and Restricted Share Unit Plan for Local Employees in the Asia Pacific Region. The PSUs are time-vested whole-share units that entitle employees to receive a cash payment equal to the value of a Cenovus common share. The number of units eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. The RSUs are whole-share units and entitle employees to receive, upon vesting, a cash payment equal to the value of a Cenovus common share.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at March 31, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	15,112	9,897
Cenovus Replacement Stock Options	2,571	2,506
Performance Share Units	10,010	—
Restricted Share Units	7,021	—
Deferred Share Units	1,648	1,648
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at March 31, 2023, were $13.40 and $7.88, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the three months ended March 31, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	1,326	518
Cenovus Replacement Stock Options	—	806
Performance Share Units	2,334	972
Restricted Share Units	2,677	2,276
Deferred Share Units	134	—

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
In the three months ended March 31, 2023:
•346 thousand NSRs, with a weighted average exercise price of $12.41, were exercised and the holder received a net cash payment.
•171 thousand NSRs, with a weighted average exercise price of $16.78, were exercised and net settled for 44 thousand common shares.
•806 thousand Cenovus replacement stock options, with a weighted average exercise price of $15.47, were exercised and net settled for cash.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2023	2022
Stock Options With Associated Net Settlement Rights	4	4
Cenovus Replacement Stock Options	(6)	19
Performance Share Units	9	37
Restricted Share Units	11	37
Deferred Share Units	(2)	10
Stock-Based Compensation Expense (Recovery)	16	107

22. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 12). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three months ended March 31, 2023, the Company charged HMLP $32 million for construction costs and management services (2022 – $48 million).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three months ended March 31, 2023, the Company incurred costs of $67 million for the use of HMLP’s pipeline systems, as well as for transportation and storage services (2022 – $68 million).

23. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, risk management assets and liabilities, investments in the equity of companies, long-term receivables, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at March 31, 2023, the carrying value of Cenovus’s long-term debt was $8.7 billion and the fair value was $7.9 billion (December 31, 2022, carrying value – $8.7 billion, fair value – $7.8 billion).
The Company classifies certain private equity investments as fair value through other comprehensive income (loss) (“FVOCI”) as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2022	55
Acquisition	5
Changes in Fair Value (1)	—
As at March 31, 2023	60
(1)Changes in fair value are recorded in OCI.
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures. The Company’s risk management assets and liabilities are measured as Level 2 or Level 3 prices in the fair value hierarchy. Level 2 prices sourced from observable data or market corroboration refer to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.
Crude oil, natural gas, condensate, refined product contracts and power swaps are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, and interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2), respectively. The fair value of cross currency interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities and other assets (for long-term positions). Changes in fair value are recorded in the Consolidated Statements of Earnings (Loss) within (gain) loss on risk management.
Summary of Risk Management Positions

	March 31, 2023			December 31, 2022
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	27	5	22	2	40	(38)
Power Swap Contracts	5	7	(2)	1	7	(6)
Renewable Power Contracts	56	—	56	90	—	90
Foreign Exchange Rate Contracts	4	—	4	—	—	—
	92	12	80	93	47	46
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	March 31,	December 31,
As at	2023	2022
Level 2 – Prices Sourced From Observable Data or Market Corroboration	24	(44)
Level 3 – Prices Sourced From Partially Observable Data	56	90
	80	46

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2022	46
Change in Fair Value of Contracts in Place at Beginning of Year	9
Fair Value of Contracts Realized During the Period	24
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1
As at March 31, 2023	80
C) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value in the Consolidated Balance Sheets within contingent payments. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing discounted using a credit-adjusted risk-free rate. Fair value of the variable payment has been calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at March 31, 2023, the fair value of the variable payment was estimated to be $394 million applying a credit-adjusted risk-free rate of 4.8 percent. The remaining maximum payment is $466 million.
As at March 31, 2023, average WCS forward pricing for the remaining term of the variable payment is $77.54 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 40.7 percent and 7.1 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(5)	75
WTI Option Volatility	± 10 percent	2	(2)
The impact of a five percent increase or decrease in the Canadian-U.S. dollar foreign exchange rate options would result in nominal unrealized gains (losses) to earnings before income tax.
D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2023	2022
Realized (Gain) Loss	24	974
Unrealized (Gain) Loss	(30)	311
(Gain) Loss on Risk Management	(6)	1,285
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

24. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements to manage exposure to future carbon compliance costs or to offset select carbon emissions.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to future carbon costs, power prices, or to generate potential offsets for carbon emissions, the Company may enter into renewable power contracts.
As at March 31, 2023, the fair value of risk management positions was a net asset of $80 million and consisted of crude oil, natural gas, condensate, refined products, power, including renewable power, and foreign exchange rate instruments. As at March 31, 2023, there were foreign exchange contracts with a notional value of US$279 million outstanding (December 31, 2022 – US$168 million) and no interest rate contracts or cross currency interest rate swap contracts (December 31, 2022 – $nil) outstanding.
Net Fair Value of Risk Management Positions

As at March 31, 2023	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	4.9 MMbbls	May 2023 - June 2024	US$75.86/bbl	3
WTI Fixed – Buy	2.9 MMbbls	May 2023 - June 2024	US$75.13/bbl	1
Power Swap Contracts				(2)
Renewable Power Contracts				56
Other Financial Positions (5)				18
Foreign Exchange Rate Contracts				4
Total Fair Value				80
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Contract terms represent various individual contracts with different terms, and range from one month to fourteen months.
(4)    Condensate related futures contract positions consist of WTI contracts to help manage condensate price exposure.
(5)    Includes risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at March 31, 2023	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
WCS and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	(7)	7
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(16)	16
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(4)	4
Natural Gas Basis Price	± US$0.50/Mcf (2) Applied to Natural Gas Basis Hedges	4	(4)
Power Commodity Price	± C$20.00/Megawatt Hour Applied to Power Hedges	146	(146)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	24	(27)
(1)Excludes WCS (Hardisty) differential.
(2)One million British thermal units per thousand cubic feet (“Mcf”).

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at March 31, 2023, approximately 85 percent (December 31, 2022 – 85 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at March 31, 2023 (December 31, 2022 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 14, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2023	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,427	—	—	—	5,427
Lease Liabilities (2)	433	764	596	2,811	4,604
Long-Term Debt (2)	401	978	3,249	9,866	14,494
Contingent Payments	328	78	—	—	406

As at December 31, 2022	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,124	—	—	—	6,124
Short-Term Borrowings (2)	115	—	—	—	115
Lease Liabilities (2)	426	746	596	2,889	4,657
Long-Term Debt (2)	401	983	2,014	11,196	14,594
Contingent Payments	271	167	—	—	438
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion if applicable.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

25. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	March 31,	December 31,
As at	2023	2022
Total Current Assets	9,999	12,430
Total Current Liabilities	6,118	8,021
Working Capital	3,881	4,409
As at March 31, 2023, adjusted working capital was $4.2 billion (December 31, 2022 – $4.7 billion), excluding the current portion of the contingent payments of $321 million (December 31, 2022 – $263 million).
Changes in non-cash working capital is as follows:

For the three months ended March 31,	2023	2022
Accounts Receivable and Accrued Revenues	65	(1,909)
Income Tax Receivable	(137)	15
Inventories	245	(805)
Accounts Payable and Accrued Liabilities	(850)	1,547
Income Tax Payable	(1,140)	212
Total Change in Non-Cash Working Capital	(1,817)	(940)

Net Change in Non-Cash Working Capital – Operating Activities	(1,633)	(1,199)
Net Change in Non-Cash Working Capital – Investing Activities	(184)	259
Total Change in Non-Cash Working Capital	(1,817)	(940)

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2021	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(16)	—	—
(Repayment) of Long-Term Debt	—	—	(510)	—
Principal Repayment of Leases	—	—	—	(75)
Base Dividends Paid on Common Shares	(69)	—	—	—
Dividends Paid on Preferred Shares	(9)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	7	—
Finance Costs	—	—	(10)	—
Lease Additions	—	—	—	3
Lease Modifications	—	—	—	28
Lease Re-measurements	—	—	—	2
Lease Terminations	—	—	—	(1)
Base Dividends Declared on Common Shares	69	—	—	—
Dividends Declared on Preferred Shares	9	—	—	—
Exchange Rate Movements and Other	—	(1)	(128)	(8)
As at March 31, 2022	—	62	11,744	2,906

As at December 31, 2022	9	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(115)	—	—
Principal Repayment of Leases	—	—	—	(70)
Base Dividends Paid on Common Shares	(200)	—	—	—
Dividends Paid on Preferred Shares	(18)	—	—	—
Non-Cash Changes:
Finance Costs	—	—	(5)	—
Lease Acquisitions (Note 4)	—	—	—	33
Lease Additions	—	—	—	8
Lease Modifications	—	—	—	17
Lease Re-measurements	—	—	—	2
Lease Divestitures (Note 4)	—	—	—	(11)
Lease Terminations	—	—	—	(4)
Base Dividends Declared on Common Shares	200	—	—	—
Dividends Declared on Preferred Shares	9	—	—	—
Exchange Rate Movements and Other	—	—	(5)	4
As at March 31, 2023	—	—	8,681	2,815

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2023

26. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at March 31, 2023	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,278	1,949	1,716	1,422	1,376	13,001	20,742
Product Purchases	1,073	726	—	—	—	—	1,799
Real Estate (2)	36	50	51	50	55	607	849
Obligation to Fund Equity-Accounted Affiliate (3)	69	105	96	96	91	143	600
Other Long-Term Commitments (4)	374	147	135	137	128	894	1,815
Total Payments	2,830	2,977	1,998	1,705	1,650	14,645	25,805
(1)Includes transportation commitments of $9.1 billion (December 31, 2022 – $9.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the commencement of the contract.
(2)Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)Relates to funding obligations for HCML.
(4)Includes Cenovus’s proportionate share of the commitments related to WRB and joint arrangements in the Offshore segment.
As at March 31, 2023, the Company had commitments with HMLP that include $2.2 billion related to long-term transportation and storage commitments (December 31, 2022 – $2.2 billion).
The Company acquired $538 million of commitments as part of the Toledo Acquisition.
There were also outstanding letters of credit aggregating to $461 million (December 31, 2022 – $490 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q1 2023 Interim Consolidated Financial Statements	34